UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
(AMENDMENT NO. 1)
BRIGHAM EXPLORATION COMPANY
(Name of Subject Company (Issuer))
FARGO ACQUISITION INC.
a wholly owned subsidiary of
STATOIL ASA
(Names of Filing Persons (Offerors))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
109178 10 3
(CUSIP Number of Class of Securities)
Torgrim Reitan
Chief Financial Officer
Statoil ASA
Forusbeen 50, N-4035
Stavanger, Norway
Telephone No.: 011-47-5199-0000
Fax No.: 011-47-5199-0050
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:

Jeffery Floyd	Christopher G Schmitt
Vinson & Elkins L.L.P.	Vinson & Elkins L.L.P.
First City Tower	2801 Via Fortuna, Suite 100
1001 Fannin Street, Suite 2500	Austin, TX 78746
Houston, TX 77002	(512) 542-8400
(713) 758-2222	(512) 542-8612 (fax)
(713) 758-2346 (fax)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 4,442,601,588	$ 509,122

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $36.50, the per share tender offer price, multiplied by the sum of 117,314,532, the number of shares of common stock issued and outstanding (including 657,928 shares of restricted stock), plus (b) an amount equal to 4,400,580, the number of shares of common stock that were reserved for issuance pursuant to stock option plans, multiplied by $36.50. No shares of common stock were held by the issuer in its treasury. The foregoing share figures have been provided by the issuer to the offerors and are as of October 14, 2011, the most recent practicable date.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011 by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$509,122	Filing Party:	Statoil ASA
Form or Registration No.:	Schedule TO-T	Date Filed:	October 28, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
          Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
          If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

     This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed with the Securities and Exchange Commission on October 28, 2011 by Statoil ASA, a public limited liability company organized under the laws of Norway (“Statoil”). The Schedule TO relates to the offer by Fargo Acquisition Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Statoil, to purchase all of the shares of common stock, par value $0.01 per share (“Shares”), of Brigham Exploration Company, a Delaware corporation (“Brigham”), that are issued and outstanding at a price of $36.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 28, 2011 (the “Offer to Purchase”). A copy of the Offer to Purchase is filed with the Schedule TO as Exhibit (a)(1)(A), and a copy of the related letter of transmittal is filed with the Schedule TO as Exhibit (a)(1)(B). Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment is being filed on behalf of Statoil.
Item 11. Additional Information.
     (a) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals — Litigation” is hereby amended and supplemented by adding the following at the end thereof:
     “On October 28, 2011, a fifth putative class action was filed in District Court in Travis County, Texas purportedly on behalf of a class of stockholders of Brigham: Schwimmer v. Brigham Exploration Company et al., Case No. D-1-GN-11-003317 (the “Schwimmer Complaint”). The Schwimmer Complaint names as defendants Brigham, certain of its officers and directors, Statoil and Purchaser. The Schwimmer Complaint seeks certification of a class of Brigham stockholders and generally alleges breach of fiduciary duties by Brigham’s officers and directors. Specifically, it challenges (1) the valuation of Brigham as a company, (2) certain terms of the Merger Agreement (including the No Solicitation provision, the Termination Fee, the timing of the Tender Offer and others), and (3) the process by which Statoil’s offer was evaluated and approved, including the alleged failure to adequately conduct an appropriate sale process. The Schwimmer Complaint also alleges that Statoil and/or Purchaser aided and abetted the purported breaches of fiduciary duties by Brigham’s directors. The Schwimmer Complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, the imposition of a constructive trust in favor of the plaintiffs and the members of the proposed class action upon any benefits improperly received by defendants as a result of their alleged wrongful conduct and costs and disbursements of the action, including reasonable attorneys’ fees and experts’ fees. Statoil and Purchaser believe the Schwimmer Complaint is without merit and intend to defend themselves vigorously.
     On October 31, 2011, the plaintiffs in the The Edward J. Goodman Life Income Trust v. Brigham Exploration Co. et.al., Cause No. 6969 in the Delaware Court of Chancery, filed an Amended Verified Class Action Complaint (the “Amended Goodman Complaint”). The Amended Goodman Complaint continues to challenge the valuation of Brigham, the negotiation process, and the terms if the Merger Agreement. It also alleges that the Solicitation/Recommendation Statement on Schedule 14D-9 does not provide a full and fair account of the negotiation process or the work undertaken by Jefferies in issuing its fairness opinion. The Amended Goodman Complaint still asserts claims for breach of fiduciary duty against the Brigham directors and a claim for aiding and abetting the breaches against Statoil and Purchaser. Based on a proposed order being submitted to the court, the Amended Goodman Complaint would be designated as the operative complaint in the Delaware actions. Statoil and Purchaser continue to believe this action is without merit and intend to defend themselves vigorously.”

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Fargo Acquisition Inc.
By:	/s/ Irene Rummelhoff
	Name:	Irene Rummelhoff
	Title:	President

Statoil ASA
By:	/s/ William V. Maloney
	Name:	William V. Maloney
	Title:	Executive Vice President

Dated: November 1, 2011